SECRETARY'S CERTIFICATE

I, Carol Lerner Brown, Assistant Secretary of the First Investors Tax Exempt Funds (the "Trust"), do hereby certify that the following resolutions were duly adopted at Meetings of the Board of Trustees of the Trust (the “Board”) on November 30, 2006 and May 17, 2007, respectively.  I further certify that said resolutions are still in full force and effect and have not been amended or repealed.

RESOLVED, that the Board hereby approves and accepts the contractual fee waivers and expense reimbursement commitments, as set forth in Ms. Head’s memorandum, dated November 22, 2006, with the understanding that to the extent management had previously agreed to caps which are lower than the caps shown in Ms. Head’s memorandum, management will continue to honor the lower caps until they expire in accordance with their terms.

RESOLVED, that the Board hereby approves and accepts the contractual fee waivers and expense reimbursement commitments, as set forth in Ms. Head’s memorandum, dated May 16, 2007, with the understanding that to the extent management had previously agreed to caps which are lower than the caps shown in Ms. Head’s memorandum, management will continue to honor the lower caps until they expire in accordance with their terms.

IN WITNESS WHEREOF, I have set my name this 19th day of July, 2007.

              /s/ Carol Lerner Brown

              Carol Lerner Brown

Assistant Secretary

First Investors Tax Exempt Funds